UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

C. Todd Asbury Executive Vice President and Chief Financial Officer New Peoples Bankshares, Inc. 67 Commerce Drive Honaker, Virginia 24260 (276) 873-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64801P101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold Lynn Keene
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF (Conversion of a Loan to Issuer made by Reporting Person with Personal Funds)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,278,066
	8.	SHARED VOTING POWER 500
	9.	SOLE DISPOSITIVE POWER 2,278,066
	10.	SHARED DISPOSITIVE POWER 500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,566
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.04%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 64801P101	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

The name of the issuer is New Peoples Bankshares, Inc., a Virginia bank holding company headquartered in Honaker, Virginia (the “Issuer”). The address of the Issuer’s principal executive offices is 67 Commerce Drive, Honaker, Virginia 24260. This Schedule 13D relates to the Issuer’s common stock, par value $2 per share.

Item 2.	Identity and Background.

(a)	Harold Lynn Keene (“Mr. Keene”)

(b)	P. O. Box 1320

Honaker, Virginia 24260

(c)	Mr. Keene is President of Keene Carpet, Inc., Honaker, Virginia.

(d)	During the last five years, Mr. Keene, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Keene, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source or Amount of Funds or Other Consideration.

On September 19, 2012, 1,854,630 shares of the Issuer’s common stock were issued to Mr. Keene as a result of the conversion into the Issuer’s common stock of a loan in the principal amount of $2.65 million plus accrued interest through September 19, 2012.

Item 4.	Purpose of Transaction.

Pursuant to the terms of the Issuer’s loan from the Reporting Person, the Loan (principal and interest) is required to be converted by the Issuer into shares of its Common Stock on the same terms as such shares are offered publicly while the loan is outstanding. Because the Issuer is currently offering shares to the public in an offering registered with the United States Securities and Exchange Commission, the Reporting Person’s loan has been converted into shares of the Issuer’s Common Stock on the same terms as in such public offering. The Reporting Person may purchase additional shares in the current public offering.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. Keene beneficially owns 2,278,566 shares of the Issuer’s common stock, which represents approximately 16.04% of the outstanding shares of the class. Of this amount 370,926 shares represent Common Stock Warrants issued to Mr. Keene as a result of the conversion of the loan into the Issuer’s common stock and 8,060 shares represent stock options issued to Mr. Keene.

(b)	Mr. Keene has sole voting and dispositive power with regard to 2,278,066 shares of the Issuer’s common stock. Mr. Keene has shared voting and dispositive power with regard to 500 shares of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Keene is a member of the Board of Directors of the Issuer. From time to time Mr. Keene may have banking transactions with the Issuer’s banking subsidiary New Peoples Bank, Inc.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 64801P101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2012	By:	/s/ Harold Lynn Keene
Harold Lynn Keene